PART I of FORM C/A

X Form C/A:	Offering Statement Amendment
Name of Issuer	GritSquad LLC
Form	LLC
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	April 1st, 2024
Physical address of issuer:	616 Crumley Chapel Road Birmingham AL 35214
Website of issuer	
Is there a co-issuer?	Yes__ No_X_
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	OverSubscribe Portal, LLC
CIK number of intermediary:	0001764401
SEC file number of intermediary:	007-00185
CRD number, if applicable, of intermediary:	
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	9.4% of offering amount
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	No
Type of security offered:	Investment Agreements
Target number of securities to be offered:	2,500
Price (or method for determining price):	$1.00
Target Offering Amount	$2,500
Oversubscriptions accepted:	Yes

If Yes, describe how oversubscriptions will be allocated:	Pro-rata
Maximum offering amount (if different from target offering amount):	$24,000
Deadline to reach the target offering amount:	May 31st, 2024
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	1

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$0	N/A
Cash & Cash Equivalents:	$0	N/A
Accounts Receivable:	$0	N/A
Short-term Debt:	$0	N/A
Long-term Debt:	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold:	$0	N/A
Taxes Paid:	$0	N/A
Net Income:	$0	N/A

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3

X	**Delaware**	DE	X	**North Carolina**	NC		**Newfoundland**	A4
X	**Florida**	FL	X	**North Dakota**	ND		**Nova Scotia**	A5
X	**Georgia**	GA	X	**Ohio**	OH		**Ontario**	A6
X	**Hawaii**	HI	X	**Oklahoma**	OK		**Prince Edward Island**	A7
X	**Idaho**	ID	X	**Oregon**	OR		**Quebec**	A8
X	**Illinois**	IL	X	**Pennsylvania**	PA		**Saskatchewan**	A9
X	**Indiana**	IN	X	**Rhode Island**	RI		**Yukon**	B0
X	**Iowa**	IA	X	**South Carolina**	SC		**Canada (Federal Level)**	Z4
X	**Kansas**	KS	X	**South Dakota**	SD			
X	**Kentucky**	KY	X	**Tennessee**	TN			
X	**Louisiana**	LA	X	**Texas**	TX			
X	**Maine**	ME	X	**Utah**	UT			
X	**Maryland**	MD	X	**Vermont**	VT			
X	**Massachusetts**	MA	X	**Virginia**	VA			
X	**Michigan**	MI	X	**Washington**	WA			
X	**Minnesota**	MN	X	**West Virginia**	WV			
X	**Mississippi**	MS	X	**Wisconsin**	WI			
X	**Missouri**	MO	X	**Wyoming**	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

	None

X	Same as the jurisdictions in which the issuer intends to offer the securities.

PART II


OFFERING MEMORANDUM DATED April 21st, 2024

Amended May 23rd, 2024

GritSquad LLC
616 Crumley Chapel Road
Birmingham AL 35214
https://maayan.oversubscribe.co

Up to $24,000 of Investment Agreementss

Minimum Investment Amount: $50


GritSquad LLC ("GritSquad", "the company," "we," or "us"), is offering up to $24,000 worth of our Investment Agreements. The Investment Agreements grant the holders a pro rata share ranging from 10.00% up to 30.00%, depending on the total amount raised, of the revenues generated by the company for the revenue share period of 10 years. The minimum target amount under this Regulation CF offering is $2,500 (the "Target Amount"). The company must reach its Target Amount of $2,500 by May 31st, 2024. Unless the company raises at least the Target Amount of $2,500 under the Regulation CF offering by May 31st, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

This Offering Memorandum was amended on May 23rd, 2024 to reflect a new target offering amount of $2,500. The Offering Period has also been extended until May 31st, 2024.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those

contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

GritSquad LLC is a limited liability company organized on April 1st 2024, under the laws of Delaware.

The company was formed to handle all business activities related to the book being authored by Maayan Gordon, including the raising of investment capital, handling of operational and business expenses, and receiving all revenue related to the sales of the books and any associated merchandise or products, as well as speaking engagements by the author. GritSquad LLC has identified an opportunity to write and publish a book that draws on Maayan's unique experiences and perspective that meets a need in the market. The company aims to raise investment capital to execute on this opportunity.

Employees

The company currently has 1 full-time employees and 0 part-time employees.

Regulation

N/A

Intellectual Property

The book, products, and talks that will support the business activities of GritSquad LLC in the past and future has been licensed to the company by Maayan Gordon for the duration of the Creator Revenue Share Period.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence conducted by OverSubscribe Portal, LLC.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.
The company was formed as a Delaware limited liability company in 2024. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition

and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay investors.

The company is likely to be issued included a "going concern" note for future reviewed financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Non-Voting Investment Agreements in the amount of up to $24,000 in this offering, with a Target Offering Amount of $2,500. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The company's sole source of revenue will be the activities of a single person.
The company has no tangible assets and no revenues to date. The company will derive all future revenue, if any based on the efforts of its Manager, Maayan Gordon. As such, the company's cashflow is highly dependent on a single person and will likely be very volatile in nature. It may also be adversely affected or discontinued due to any number of reasons including, but not limited to, incapacity or choice to no longer pursue a book or take on speaking engagements.

The company may not be able to generate revenue.
There is no guarantee that any book authored by Maayan Gordon will get published or generate any sales. There is also a possibility that the revenue from the sale of any book will generate enough revenue to pay back investors after accounting for certain expenses.

The company may be adversely affected by general market conditions.
Currently, the company envisions most of its revenue will be generated via sales of a book authored by Maayan Gordon, as well as speaking engagement fees related to the book. If there is a general market pullback of consumer spending or speaking engagements, the company may be adversely affected.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize the book and talks will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its content. The company must prosecute and maintain its existing copyrights and successfully exploit those copyrights to generate revenue. The company cannot assure you that its means of protecting its copyrights will suffice or that others will not be able to reproduce or utilize its content. If necessary, the company will initiate actions to protect its copyrights, which can be costly and time consuming.

Risks Related to the Securities

Until the appointment of a Management Company under the terms of our operating agreement, our founder has control over all decisions as Manager of the company and voting control of the issued units.
As a result of appointment as the Manager and holding the voting units of the company, GritSquad LLC, our founder, Maayan Gordon, will be able to exercise voting representing 100% of the voting power of our outstanding units immediately following this offering. The non-voting Investment Agreements issued in this offering will not dilute our founder's voting control because the non-voting Investment Agreements have no voting rights. As a result, the Manager has the ability to control the outcome of all matters submitted to our equity holders for approval, including the election, removal, and replacement of the Manager.

Our valuation and our offering price have been established internally and are difficult to assess.
GritSquad LLC has set the price of its Investment Agreements at $1.00 per Unit. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Units, or additional convertible securities may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there may never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Investment Agreements hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Disputes raised between investors and the company arising under the Operating Agreement of the company is subject to binding arbitration.
By investing in this offering, investors will become subject to the terms of the Operating Agreement of the company. This includes submitting to binding arbitration for any disputes arising under the terms of the Operating Agreement. Arbitration will follow the rules of the American Arbitration Association ("AAA") and take place in New York City. As such, investors may not have the ability to make their claims for any dispute in a forum that they would prefer, and may incur additional costs to bring such claims.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Maayan Gordon	Manager	0 years	Full-time
Manager:			
Maayan Gordon	Manager	0 years	Full-time

Maayan Gordon, Manager

Maayan Gordon has started her career as a content creator since 2020, and has been creating long-form and short-form videos hosted on various platforms since then. With more than 2.3 million subscribers on TikTok, Maayan has gained a unique perspective on the Creator Economy from her experiences.

The Management Company

Upon successful completion of this offering, the company will appoint the Management Company to represent the interests of the investors in this Offering. The Management Company will receive no compensation for these duties and will remain in its position until the end of the Revenue Share Period. Once appointed by the Manager, the consent of the Management Company must be obtained for any of the following actions of the company:

- liquidate or dissolve the company;

- sell, transfer or dispose of any assets of the company;

- declare or pay any distributions on any class of Units other than required tax distributions;

- issue, redeem or repurchase any Units or admit any Member;

- amend the operating agreement or any other constituent documents of the company;

- consummate any initial public offering, change of control transaction, merger or sale of all or substantially all of the company's assets;

- consummate any material sale, license or acquisition of assets;

- make any capital or operating expenditure in excess of the amount authorized in an annual budget unanimously adopted by the Managers;

- incur any indebtedness;

- enter into a material contract;

- enter into any transaction with any affiliate or family member of a Member, Manager or officer the company;

- consummate any material transaction; or

- enter into any agreement to do any of the above actions.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of April 21st, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Maayan Gordon	10,000 Creator Units	100%

The following table describes our capital structure as of April 21st, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Creator Units	10,000	10,000		
Investment Agreements	24,000	0		24,000

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $2,500 Raise	Allocation After Offering Expenses for a $24,000 Raise
Offering Costs	$235	$2,256
Book development	$1,000	$4,000
Publishing costs	$1,000	$4,000
Book marketing	$265	$13,744

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

See the Financial statements for GritSquad LLC included as a Schedule to this document on page 19. Please note that the financial statements were not reviewed nor prepared by an outside auditor but were prepared and certified as true and complete by the Manager of GritSquad LLC.

Operating Results

Because GritSquad LLC was newly founded for the purposes of raising investment capital through this Regulation CF offering, there are no past operating results available for this company.

Liquidity and Capital Resources

GritSquad LLC currently has no liquidity or capital resources to disclose.

Indebtedness

GritSquad LLC currently has no liabilities to disclose.

Plan of Operations and Milestones

The company plans to grow sales of the book at the center of its operations through various marketing efforts, including the social media activities of Maayan Gordon (who has a current TikTok following of 2.3M followers). Over the next 12 months, the company aims to write and publish the book to begin generating revenue, as well as book speaking engagements based on interest in the book. The book may sell in hardcover for $30-40 and in paperback for $15-25 and speaking fees will be on the order of $2,500 per engagement. In the future, the company may offer other products or merchandise derived from the intellectual property of the company.

There is no guarantee that we will be able to achieve these results, or generate any revenues at all. In subsequent years, GritSquad LLC expects the revenue and number of revenue sources to increase commensurate with increases in platform follower counts.

Trends

Since 2022, Maayan Gordon has:
- Amassed a total of 2.3 million followers on TikTok
- Given a keynote speech at SXSW
- Secured a sponsor for a 1-year cross-country RV road trip called the Main Street Tour
- Ran over 20 in person social media workshops for small businesses

RELATED PARTY TRANSACTIONS

On April 19, 2024, the company has executed a license for the Intellectual Property of all past and future GritSquad materials from Maayan Gordon for the duration of the Creator Revenue Share Period.

RECENT OFFERINGS OF SECURITIES

The company has not issued any securities since inception.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our limited liability company Units. This summary reflects Company's Operating Agreement and does not purport to be complete and is qualified in its entirety by the Operating Agreement itself. For a complete description the company's limited liability company Units, you should refer to our Operating Agreement and applicable provisions of the Delaware Limited Liability Company Act.

General

The Company's authorized securities consist of up to 10,000 Creator Units and up to 24,000 Investment Agreements. As of April 1st, 2024, there were 10,000 Creator Units outstanding and 0 Investment Agreements outstanding. For this offering, the company is issuing Investor Contracts at $1.00 per share.

Definitions

There are a few key definitions used in our Operating Agreement to describe the relationship between the classes of Units and the rights of those Unit holders. These definitions include, but are not limited to:

"**Company Expenses**" means any costs and expenses associated with the offering, any operating fees of the company, any fees payable to Management Company, any fees associated with the Company formation, annual reporting or maintaining good standing in the state of Delaware, accounting, legal and reporting expenses of the Company, and fees paid to the funding portal.

"**Creator Activities**" means any and all activities undertaken by Creator to author their book and speak on topics related to the book, promotion of such books and talks, marketing such books and talks, monetizing such books and talks, merchandising and all other ancillary activities.

"**Creator Expenses**" means (a) the cost of software, tools, equipment, supplies and other materials necessary or useful in connection with the Creator Activities; (b) professional services (e.g., writers, marketing professionals, editors, artists, etc.) necessary or useful in connection with the Creator Activities; (c) travel expenses, including automobile gas, lodging, meals insurance, maintenance, airline tickets and related charges for events directly related to the Creator Activities; and (d) all other expenses that Creator deems necessary and appropriate in the conduct of the business of the company.

"**Creator Revenue**" means all revenues from the sales of the upcoming book written by Creator and any associated merchandise and products related to the book, as well Creator's speaking fees for talks related to the topic of the book.

"Commencement Date" means the date that is three (3) business days after the Completion Date.

"Completion Date" means that date that the Reg CF Offering is completed.

"**Creator Revenue Share Period**" means a period of 10 years from the Commencement Date.

"**Investor Percentage**" means the product of (a) the total amount invested by Investor in the Reg CF Offering and (b) 0.00125% of Creator Revenues. In aggregate, the total percentage shared by all investors will range from 3.125% (in the case of a minimum raise of $2,500) up to 30.00% (in the case of a maximum raise of $24,000) of the Creator Revenue depending on the total aggregate amount raised through the Reg CF offering and will be equal to the product of (a) the total amount raised through the Reg CF Offering and (b) 0.00125%.

Classes of Units

> ***Creator Units***

> *General*

Our Creator Units are limited liability company interests issued to our founder.

> *Distribution Rights*

After distributions have been made to the Investment Contract holders, distributions may be made to the holders of Creator Units out of the remaining Creator Revenue available for distributions. The company has never declared or paid cash distributions to date, and will not be able to make such distributions until it generates revenues in excess of its expenses.

> *Voting Rights*

Each holder of Creator Units is entitled to one vote for each share on all matters submitted to a vote of the Members.

> *Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Creator Units will be entitled to share ratably in the net assets legally available for distribution to Members after the payment of all of the company's debts and other liabilities.

> *Rights and Preferences*

Holders of the company's Creator Units have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

> ***Investment Agreements***

> *Distribution Rights*

Holders of our Investment Agreements are entitled to receive distributions, prior to the holders of Creator Units, equal to the holder's pro rata share of the Investor Percentage of the Creator Revenue. The company has never declared or paid cash distributions to date, and will not be able to make such distributions until it generates revenues in excess of its expenses.

> *Voting Rights*

Holders of Investment Agreements have no right to vote on matters submitted to the Members.

> *Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Investment Agreements will be entitled to share ratably in the net assets legally available for distribution to Members after the payment of all of the company's debts and other liabilities.

Term

Holders will receive distributions for the duration of the Creator Revenue Share Period only.

Binding Arbitration

By investing in this offering, investors will become subject to the terms of the Operating Agreement of the company. This includes submitting to binding arbitration for any disputes arising under the terms of the Operating Agreement. Arbitration will follow the rules of the American Arbitration Association ("AAA") and take place in New York City.

What it Means to be a Minority Holder

As an investor in the Investment Agreements of the company, you will not have any rights in regard to the actions of the company, including additional issuances of securities, company repurchases or redemptions of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has not engaged a transfer agent, and will maintain its own records of security holders with the assistance of the Management Company.

DILUTION

Investors should understand the potential for dilution. The Creator's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the number of outstanding Investment Agreements will stay constant but the total amount of shares in the company will increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an equity investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an equity investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside equity investors the new investors typically pay a much larger sum for their investment than the founders or earlier investors, which means that the cash value of an equity investor's stake is immediately diluted because each share of the same type is worth the same amount, and a new equity investor paid more for their shares than earlier equity investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The result of dividing the total number of available Investment Agreements by the dollar amount of the maximum offering amount.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page: https://gritsquad.oversubscribe.co

Compliance failure

 The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering: The offering is scheduled to last 24 days.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and the funds will be released to the issuer upon the closing of the offering and the investor will receive securities in exchange for his or her investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here:
https://portal.oversubscribe.co/gritsquad

Exhibit A: Unaudited Financial Statements for GritSquad LLC

As of April 1st, 2024 (Inception)

Certified by Manager of GritSquad LLC

ASSETS

Current Assets

Cash and cash equivalents	$ -
Total Current Assets	$ -

Property and Equipment

Furniture and equipment	$ -
Accumulated depreciation	$ -
Net Property and Equipment	$ -

Total Assets	**$ -**

Current Liabilities

Accounts payable	$ -
Total Current Liabilities	$ -

Long-Term Liabilities

Total Long-Term Liabilities	$ -

Total Liabilities	$ -

Member's equity

Member contributions	$ -
Retained earnings/(Accumulated Deficit)	$ -
Total Member's Equity	$ -

Total Liabilities and Member's Equity	$ -

Exhibit A (continued)

Revenue Statement for GritSquad LLC

Certified by Manager for GritSquad LLC

Revenues $ -

Operating Expenses

  Advertising   -

  Production and development   -

  General and administrative   -

  Facility   -

  Personnel   -

  Depreciation and amortization   -

Total Operating Expenses $ -

Net Income (Loss)   -

Member's equity, beginning balance $ -

Member's equity, ending balance $ -

Cash Flow Statement for GritSquad LLC

Certified by Manager for GritSquad LLC

Cash Flows from Operating Activities	$	-
Net Income (Loss)		
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities		-
Net cash provided by (used in) operating activities	$	-
Cash Flows from Investing Activities		-
Purchase of furniture and equipment		-
Net cash used in investing activities	$	-
Cash Flows from Financing Activities		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

Exhibit A (continued)

Notes to Unaudited Financial Statements for GritSquad LLC

Certified by Manager for GritSquad LLC

Note 1 – Nature of Operations

GritSquad LLC (which may be referred to as the "Company", "we", "us", or "our") was registered in Delaware on April 1st, 2024. The Company will handle all business activities related to the book being authored by Maayan Gordon, including the raising of investment capital, handling of operational and business expenses, and receiving all revenue related to the sales of the books and any associated merchandise or products, as well as speaking engagements by the author.

Note 2 – Subsequent Events

IP Licensing Agreement

The Company has entered into an IP Licensing agreement with Maayan Gordon whereby all book related materials has been licensed to the Company by Maayan Gordon for the duration of the Creator Revenue Share Period.

Crowdfunding Agreement

On April 3rd, 2024, the Company entered into an Engagement and Posting agreement with OverSubscribe Portal, LLC ("OverSubscribe"). OverSubscribe will provide funding portal services for an anticipated crowdfunding capital raise. As compensation for the services provided by OverSubscribe, the Company shall pay to OverSubscribe at each closing of the offering a fee consisting of a 9.4 percent commission based on the dollar amount received from investors in the offering.

Certification Statement

I, Maayan Gordon, certify that: (1) the financial statements of GritSquad LLC included in this Form are true and complete in all material respects; and (2) GritSquad LLC has not previously been required to file tax returns.

Maayan B Gordon

Signed by: _____

Maayan Gordon
Manager, GritSquad LLC